Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

June 1, 2017

BCA Signing - Employee Message from Steve Angel

I am pleased to announce that today we entered into a definitive business combination agreement (BCA) to merge with Linde. We are now one step closer to creating a leading, world-class, global industrial gas company.

As I have said many times, the strategic rationale for this deal is compelling. The merger will bring together Linde’s longstanding leadership in engineering and technology with Praxair’s efficient and disciplined operating model, giving us the ability to leverage our strengths across a much larger global footprint. This will create tremendous value for our employees, customers, shareholders and the communities in which we operate.

You can read the press release and Airwaves communications for more details, but I would like to highlight a few important points about the merger:

•	I will become CEO and a member of the Board of Directors of the new company

•	Wolfgang Reitzle will become Chairman of the Board of the new company

•	There will be equal representation from Linde and Praxair on the Board

•	I will continue to be based in Danbury

•	The new company will be named Linde, retaining the globally recognized brand and will be listed on both the New York and Frankfurt Stock Exchanges

The combined company will enable the development and delivery of more innovative products and services, and be a highly attractive employer of choice, providing enhanced career opportunities for our work associates and an exceptionally strong culture of operational excellence, innovation and performance.

Next Steps

There is still a lot of work to do before the deal closes. In the coming months, we will be focused on regulatory filings, shareholder approvals, regulatory reviews and approvals and then deal closing, which we anticipate will be in the second half of 2018. While some employees will be directly involved in deal-related work, for the majority of employees it will continue to be business as usual. Please keep in mind that for now, we remain competitors and must continue to operate as separate companies.

Throughout this process our employees around the world have done an excellent job remaining focused on the base business – and we need to continue to do so. Working safely, maintaining operational discipline, driving productivity and innovation, providing our customers with excellent service and reflecting our core values remain our top priorities.

FAQs and other materials have been prepared to answer some of the questions you may have about the deal. Please understand that at this stage, the amount of information we can communicate remains limited and there are still many details that have yet to be finalized. I look forward to providing you with further updates as we progress through this process.

-Steve

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight PLC (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection

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with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange

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offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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PRAXAIR & LINDE BCA SIGNING EMPLOYEE Q&A – June 1, 2017

We realize you may have many questions regarding the proposed merger of Praxair and Linde. Please understand that the information we can share at this point remains limited. We will send updates as appropriate. Additional information is posted on an Airwaves page (Global/Company > About Praxair > The Praxair Linde Merger) dedicated to the potential merger, including important guidelines related to communications. If you have additional questions, please direct them to your manager or email Praxair_FAQ@Praxair.com. We will notify employees when we update this document.

The Proposed Merger & the New Company

1.	Why do Praxair and Linde intend to merge?

•	The transaction brings together two highly complementary leaders in the industrial gas industry, uniting Linde’s longstanding leadership in engineering and technology with Praxair’s operational excellence.

•	The new company will have an important presence in all key geographies and end markets, resulting in a more diverse and balanced global portfolio.

•	Allows us to leverage complementary strengths across a much larger global footprint, enhancing global growth and creating significant value for all stakeholders.

2.	What is a Business Combination Agreement (BCA) – what has changed since the announcement December 20, 2016?

•	Basically, a BCA is a definitive and binding agreement to merge the businesses of two separate companies. In the case of Praxair and Linde, it is an agreement to come together under a new holding company through an all-stock merger of equals transaction.

•	The previously announced term sheet was a non-binding agreement confirming our intent to negotiate a definitive merger agreement.

3.	Who will lead the new company?

•	Praxair’s Chairman and CEO Steve Angel will become CEO of the new company and will also be a Board member. The executive leadership team reporting to Steve Angel will also have equal representation from both companies.

•	Linde’s Supervisory Board Chairman, Wolfgang Reitzle, will become Chairman of the new company’s Board. The board of directors will be split equally with representation from both companies.

•	As the process continues, we will keep employees informed of additional leadership and organization decisions.

4.	Will the locations of corporate functions or businesses change?

•	As we announced, the CEO Steve Angel will be based in Danbury, Connecticut. Corporate functions will be appropriately split between Danbury and Munich, as well as other locations as appropriate.

•	Most decisions have not yet been made regarding function leaders and locations. However, our individual global companies maintain a presence in multiple locations around the world and we expect that will be the same for the new company.

•	We will leverage the strengths of a highly talented team of employees to help foster integration and identify best practices for the new company.

•	You will hear more about the organization – management and structure – closer to the merger closing in the second half of 2018 and after we have satisfied customary closing conditions, including regulatory approvals.

5.	What is the expected timeline for the proposed transaction?

•	Now that we have signed a definitive Business Combination Agreement (BCA), the transaction is subject to customary closing conditions, including regulatory approvals.

•	Praxair and Linde are confident that any required regulatory approvals will be obtained in a timely manner now that the BCA has been executed.

•	We expect the merger will close in the second half of 2018. We will provide updates as the process continues.

6.	Why is there a difference between the numbers of shares being exchanged for each share of Praxair or Linde stock?

•	We intend for the shareholders of Praxair and Linde to each own approximately 50% of the new company that will result from the merger. Because Linde has far fewer shares outstanding than Praxair, the 1.54 proposed exchange ratio is needed to achieve an approximate 50/50 ownership structure of the new company at the time of completion of the proposed merger, subject to the approval of Praxair shareholders and the response by Linde shareholders to the exchange offer.

7.	Are you confident regulators will approve the transaction?

•	Yes, we are confident that we will receive the required regulatory approvals.

Impact on Employees

8.	How will the merger benefit Praxair employees?

•	As a globally recognized and respected brand, the combined company would be a highly attractive employer of choice with an exceptionally strong culture of operational excellence, innovation and performance.

•	With an enhanced global presence, there may be expanded opportunities for employee development and career growth.

9.	How will this merger impact me?

•	For now, it is business as usual. You should see little to no effect on our current, day-to-day operations. Please continue to focus on operating in the best interests of Praxair and our customers and shareholders.

•	We expect the merger to close in the second half of 2018. Until then, Praxair and Linde remain two separate companies. This means that all current Praxair employee policies, plans and processes remain in place, including compensation and benefits plans.

•	We will continue to keep you updated as the process continues and you should always feel free to reach out to your manager with any questions, or to email Praxair_FAQ@Praxair.com.

10.	Will there be layoffs?

•	The ultimate goal of this transaction is to create a stronger company which will benefit all stakeholders – including employees, customers, shareholders, and other key stakeholders.

•	As with any business there is always a responsibility to continually re-evaluate the efficiency of the organization, and the same will be true for this new company, but for the majority of our employees, not much will change.

11.	Would I receive severance if I lose my job?

•	All current Praxair employee policies, plans and processes remain in place at this time, including current agreements and programs for severance benefits in the event of job elimination. While these agreements and programs are always subject to review and change, Praxair has no plans to change them at this time.

12.	Will compensation and incentive plans change?

•	2017 incentive plan payouts will be determined based on performance in 2017. Information on 2018 plans will be forthcoming in late 2017 / early 2018.

•	As part of the integration process, compensation programs and practices will be reviewed with the goal of aligning pay practices and continuing pay for performance programs.

•	Many of these programs are reviewed annually to ensure they help the company attract and retain the people we need to be successful.

13.	What happens to my stock in Praxair?

•	Subject to the approval of the Praxair shareholders at the Praxair special meeting, Praxair shareholders will receive one share in the new company for each Praxair share under the proposed exchange ratio.

•	Shares in the new company would be delivered to Praxair shareholders upon closing of the merger.

14.	Does the merger have any tax implications for employees who are shareholders of Praxair stock?

•	There may be tax implications for employee shareholders upon the exchange of shares.

•	A number of factors may impact whether you owe tax on the exchange. These factors include, but are not limited to, the country of your tax residence, the length of time you have held Praxair shares, the value of Praxair shares when you acquired them, the value of the new shares you acquire at the date of the merger, and your personal financial situation.

•	While this is not intended to be tax advice, we understand that U.S. tax resident shareholders should be: 1) taxed on any gain on the exchange if they directly hold Praxair shares (gain will be taxed as short-term or long-term capital gain depending on the length of time Praxair shares have been held); and 2) not taxed on the exchange if they hold their shares through their 401(k) account.

•	We advise you to be aware of the potential for tax on the share exchange and to consult with a financial / tax advisor.

15.	Can I buy and sell Praxair stock and/or exercise Praxair stock options?

•	You may continue to buy and sell Praxair stock and/or exercise options unless you are in possession of material, non-public information about the company (see the Standards of Business Integrity: Material Non-Public Information and Securities Trading).

16.	Will any of my benefits change after the merger closes?

•	Benefits programs, policies, and practices will be reviewed with the goal of continuing to provide competitive benefit offerings that attract and retain employees.

17.	Will this impact retirement plans and savings?

•	Retirement plans and programs around the world vary, and your local HR department or employee service center will provide you with more details closer to completion of the merger.

•	The merger will not trigger any changes to the benefits that you have already accrued under government mandated or, in the U.S., tax-qualified retirement plans, including the U.S. Praxair Pension Plan (both its traditional design and account-based components) and the Praxair Retirement Savings Plan.

Integration of Praxair and Linde – Companies and Culture

18.	Why have you decided to adopt the Linde name?

•	Linde is a globally recognized and highly respected brand with more than 100 years of innovation, expertise and success in the industrial gas industry.

•	This name has a shared history, both companies were founded by Carl von Linde and Praxair operated under the Linde name for decades in North America and elsewhere around the world.

•	We are extremely proud of the Praxair brand and we should all take great pride in the results we have achieved as Praxair.

19.	What is the expected timing of the rebranding process?

•	A brand transition plan is being developed and will be implemented following the close of the merger. It will take time to fully implement this plan, but certain high priority items will transition immediately. Other items will be phased in over time.

20.	Do the two companies have similar cultures and values?

•	This merger is a natural fit not only from a strategic perspective, but from a cultural one. Both Praxair and Linde have proud histories and strong cultures. It is not surprising that the companies share many of the same values, including an unwavering commitment to safety, integrity and operational discipline; a focus on customer satisfaction; a reputation for excellence in sustainability; and a commitment to the communities in which we operate.

21.	What will the integration process look like?

•	An integration planning team with representation from both companies will develop a detailed plan to ensure the post-closing transition will be as seamless as possible. Integration will not begin until after the merger has closed.

22.	Will the two companies work together before the closing of this transaction?

•	The extent to which the companies are permitted to work together prior to closing of the transaction is governed by antitrust laws. For the majority of employees, it will continue to be business as usual with Linde being one of our industry competitors.

How to Handle Customers, Suppliers and Others

23.	Can employees talk about the proposed business combination publicly?

•	Employees are free to talk about the transaction using publicly available information provided by Praxair.

•	All inquiries about the merger from the media or other external parties should be directed to Lisa Esneault in Corporate Communications at (203) 837-2671 or lisa_esneault@praxair.com.

24.	How will the proposed merger benefit customers?

•	The new company will leverage the strengths of both Linde and Praxair to provide more cost-effective solutions for our customers with a larger global footprint.

•	In addition, with its broad technology portfolio and expertise the new company will enable the development and delivery of a broad range of products and solutions.

25.	How will the proposed business combination impact Praxair’s and Linde’s respective suppliers?

•	The new company procurement team will meet as soon as feasible after closing of the merger with strategic suppliers to map out new scope of business opportunities and terms.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight PLC (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PRAXAIR
Making our planet more productive

A COMPELLING COMBINATION

THE LINDE GROUP

PRAXAIR

Ticker:	NYSE:PX	**Market Cap:**	$37.7B*
Founded:	1907 by Carl von Linde	**'16 Revenue:**	$10.5B
Headquarters:	Danbury, CT	**www.praxair.com**	
Employees:	26,498		
Countries:	50+		

LINDE

Ticker:	Xetra:LIN	**Market Cap:**	$35.5B*
Founded:	1879 by Carl von Linde	**'16 Revenue:**	$18.8B**
Headquarters:	Munich, Germany	**www.linde.com**	
Employees:	59,715		
Countries:	100+		



Wolfgang Reitzle
Chairman
of the Board



Steve Angel
CEO and
Board Member

COMBINED COMPANY

- Incorporated in Ireland
- Retains Linde name globally
- Equal representation from Linde and Praxair on the new company's board of directors
- CEO based in Danbury, CT with Corporate functions appropriately split between Danbury, CT and Munich, Germany
- New company listed on New York Stock Exchange and Frankfurt Stock Exchange

STRATEGIC HIGHLIGHTS

- Leverages unique strengths of each company: Linde's engineering & technology and Praxair's operational excellence
- Establishes strong positions in all key geographies and end markets: More balanced and diverse global portfolio
- Increases exposure to long-term macro growth trends: Healthcare, emerging markets, clean energy, digitalization
- Strong balance sheet and cash flow with financial flexibility to invest in future growth

PROPOSED TRANSACTION STRUCTURE

- All-stock business combination transaction
- Linde shareholders to receive 1.540 shares in the new company for each Linde share exchanged
- Praxair shareholders to receive one share in the new company for each Praxair share
- Linde and Praxair shareholders each own approximately 50% of the new company assuming 100% of Linde shareholders tender into the exchange offer

COMBINED PORTFOLIO

Geography[1]



Other 10%
Americas 43%
Asia Pacific 21%
EMEA 26%

End Markets[1]



Other 19%
Chem. & Energy 19%
Elec-tronics 7%
Manuf'g 18%
Food & Beverage 7%
Metals & Glass 13%
Healthcare 17%

Supply Mode[1]



Other 10%
On-Site 25%
Cylinder 37%
Bulk 28%

BENEFITS FOR STAKEHOLDERS

- **A more sustainable enterprise**: shared values, employer of choice, environmental stewardship
- **Enhanced technology capability**: deep & innovative product offerings, broader end-market applications, cost efficient solutions
- **Superior customer offerings:** comprehensive products and services, wider global reach, further enhanced supply reliability
- **Stronger financials**: higher cash flow, stronger balance sheet, greater flexibility to invest in growth, increased shareholder distributions

* Market Capitalization end of May 31, 2017; ** EUR/USD: 1.1069,
[1] Based on 2016 public filings and pro forma sales without adjustment for potential divestitures and regulatory limitations

Additional Information and Where to Find It In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight PLC (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction. Participants in Solicitation Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Forward-looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.